Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges

	FY	FY	FY	FY	FY	YTD 9/30
	2011	2012	2013	2014	2015	2016
Income before provision for Income Taxes	21,795	(21,840)	11,639	22,698	9,473	3,620
and Loss/Gain on Debt Extinguishment (A)

Fixed Charges

Interest	36,845	35,573	37,718	33,465	34,951	30,981

Amortization of Finance Fees/Discounts	2,305	2,305	2,963	3,303	3,462	2,234

Capital Lease Imputed Interest	-	-	-	387	405	751

Total Fixed Charges	39,150	37,878	40,681	37,155	38,818	33,966

Total Earnings (PBT + Fixed Charges)	60,945	16,038	52,320	59,853	48,291	37,586

Ratio of Earnings to Fixed Charges	1.56	0.42	1.29	1.61	1.24	1.11

(A) Earnings excludes gains/(losses) on debt extinguishment of (11.6) million, (0.4) million, 0.0 million, 0.2 million, and (2.9) million for the 9 months ended September 30, 2016 and each of the years ended 2015, 2014, 2013, 2012, and 2011, respectively.